1-15014

R.E. 6/30/02



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2002
WASH, D.C. 154 SECTION

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended *June 30, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The following documents are attached:

1. *A Press Release dated July 31, 2002 with respect to the Company's financial results for the three month period ended June 30, 2002.*
2. *Interim financial statements of the Company for the three month period ended June 30, 2002.*
3. *Interim management's discussion and analysis of the Company for the three month period ended June 30, 2002.*
4. *A Press Release dated July 31, 2002 announcing the Company's quarterly dividend.*

News Release


Sun
Life Financial

SUN LIFE FINANCIAL REPORTS
$71 MILLION NET INCOME IN THE SECOND QUARTER OF 2002, OPERATING EARNINGS OF $293 MILLION UP 38 PER CENT YEAR-OVER-YEAR

HIGHLIGHTS:

- **Operating earnings per share increased 18 per cent to 59 cents, year-over-year**
- **Adopted policy to expense stock options reducing operating earnings by $7 million or 1 cent per share**
- **Positive net fund inflows at MFS**
- **Keyport contributed 7 cents to operating earnings per share up from 4 cents for the first quarter 2002**
- **Clarica contributes $35 million to operating earnings for June**
- **Special items after-tax of $222 million included a restructuring charge of $217 million**

(TORONTO, July 31, 2002) – Sun Life Financial Services of Canada Inc. (NYSE/TSX: "SLC") today reported shareholders' net income for the second quarter of 2002 of $71 million, or 14 cents per share. Operating earnings were $293 million for the quarter ending June 30, 2002, an increase of 38 per cent over the $212 million earned in the same period in 2001. Operating earnings exclude special items, after-tax, of $222 million including a restructuring charge of $217 million which was taken in the second quarter of 2002 related to the acquisition of Clarica Life Insurance Company (Clarica). Operating earnings per share of 59 cents were up 18 per cent from the 50 cents per share earned in the second quarter a year ago.

Second quarter earnings of 2002 included a charge, of $7 million, or 1 cent per share, as a result of the new policy to expense the cost of stock options. Stock option costs will be recognized each quarter, going forward, and were not material for the first quarter of 2002. Revenues for the quarter were $5.9 billion, compared with $3.9 billion in the second quarter of 2001, an increase of 50 per cent. Assets under management were $368.6 billion at quarter end, an increase of 3.3 per cent compared with the $356.9 billion at the end of the first quarter of 2002, and an increase of 12.9 per cent relative to assets under management of $326.4 billion at June 30, 2001.

The reported return on equity was 2.8 per cent, down from 13.2 per cent in the first quarter of 2002. Operating return on tangible equity was 15.7 per cent for the quarter. Tangible equity is shareholders' equity less the portion of goodwill backed by equity capital.

FINANCIAL SUMMARY
Unaudited

	Quarterly Results			Six Month Results	
	2Q'02	1Q'02	2Q'01	2002	2001
Shareholders' Net Income ($mm)	71	256	212	327	414
Operating Earnings ($mm)[1]	293	256	212	549	414
Earnings Per Share ($)[1]	0.59	0.59	0.50	1.18	0.98
Revenues ($mm)	5,931	5,413	3,945	11,344	8,278
Return on Equity (%)	2.8	13.2	12.6	7.4	12.6
Return on Tangible Equity (%)[1]	15.7	16.6	12.9	16.2	12.9
Average Shares Outstanding (mm)	499.2	431.7	420.7	465.7	421.0

[1] 2Q'02 figures exclude special items of $222 million including a restructuring charge of $217 million related to the closing of the acquisition of Clarica

"We are pleased to report record operating earnings for the second quarter," said Donald A. Stewart, Chairman and Chief Executive Officer. "Our diversified business portfolio joined with effective risk management have proven highly effective in coping with the challenging capital markets we have seen over the past few quarters. Also, as part of our commitment to good corporate governance, we have implemented a policy of expensing the cost of stock options in current earnings."

"As we complete the first half of 2002, significant operational progress is being achieved on many fronts at Sun Life Financial," said C. James Prieur, President and Chief Operating Officer. "With the closing of the historic combination with Clarica in late May, our integration task forces are hard at work implementing the operating plans developed through the winter and spring. Meanwhile, the integration of last year's Keyport acquisition is virtually complete and has met or exceeded its key performance milestones."

Paul Derksen, Executive Vice-President and Chief Financial Officer said, "Second quarter earnings were impacted by several special items, the biggest of which was the restructuring charge incurred by Sun Life Assurance for the Clarica acquisition of $217 million, after-tax, which includes a charge for re-commissioning. Earnings for the quarter also absorbed higher than usual credit charges of $45 million, after-tax, reflecting the current weakness in the telecommunications sector of the U.S. bond market."

FINANCIAL REVIEW

All amounts reported include Clarica for the month of June, subsequent to being acquired by Sun Life Financial on May 29, 2002.

Assets Under Management

At June 30, 2002, assets under management were $368.6 billion, an increase of $11.7 billion or 3.3 per cent relative to the $356.9 billion at March 31, 2002. The increase in assets under management was driven by the acquisition of Clarica, which added $49.8 billion of assets at June 2002. This increase was partially offset by market value declines of $29.3 billion in mutual, managed and segregated funds and the reduction of $13.0 billion due to currency fluctuations, reflecting the strengthening of the Canadian dollar against the U.S. currency.

Assets under management increased by $42.2 billion or 12.9 per cent relative to the $326.4 billion at June 30, 2001. In addition to the $49.8 billion from the Clarica transaction, the Keyport Life Insurance

Company (Keyport) acquisition added $29.6 billion to assets under management and net sales of mutual, managed and segregated funds added $16.8 billion. These increases were partially offset by market value declines of $48.3 billion in mutual, managed and segregated funds and the sales, in the fourth quarter of 2001, of Sun Bank plc and SLC Asset Management Limited, which had combined assets under management of $8.1 billion at June 30, 2001.

Revenue

Total revenue in the second quarter was $5.9 billion, an increase of $2.0 billion, or 50 per cent, compared to the $3.9 billion recorded in the quarter ending June 30, 2001. Revenues in the second quarter of 2002 included $1.2 billion from Keyport and $521 million from Clarica. Revenues year-to-date, of $11.3 billion were up $3.1 billion from a year ago and in 2002 included Keyport revenues of $2.8 billion and revenues from Clarica of $521 million.

Annuity premiums increased by $1.3 billion in the second quarter of 2002 relative to the second quarter of 2001, including Keyport premiums of $982 million, Clarica premiums of $115 million in 2002 and higher premiums from U.S. investment products partially offset by declines in other U.S. annuity operations. Life and health insurance premiums increased by $408 million in the second quarter of 2002 over the second quarter in 2001, including $254 million from Clarica, higher life premiums, primarily in Asia and U.S. Operations, and an increase in Group Health premiums in all operations.

Investment income increased by $225 million in the second quarter of 2002 compared to the second quarter of 2001. The increase included $203 million from Keyport and $128 million from Clarica, which more than offset the reduction occurring from the U.K. companies sold in the fourth quarter of 2001.

The addition of $47 million in fee income from Keyport and Clarica in the second quarter of 2002 served to offset declines in other areas, which were lower due to declines in the equity markets.

Special Items

Shareholders' net income in the second quarter was impacted by $222 million of special items. The special items included a $217 million, after-tax, restructuring charge related to the acquisition of Clarica, and $45 million, after-tax, of higher than normal loan loss provisions. Offsetting the restructuring charges and loan loss provisions were $29 million of favourable tax settlements and $11 million of other favourable special items.

Net income excluding special items, or operating earnings, is a non-GAAP measure and does not have any standardized meaning under GAAP. Operating earnings are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers.

Q2 2002 SPECIAL ITEMS

	($mm)	Cents per share
Earnings Before Stock Options	300	60
Stock Options	(7)	(1)
Operating Earnings	293	59
Special items		
Restructuring Charges -- Clarica	(217)	(44)
Additional Loan Loss Provisions	(45)	(9)
Tax Settlements	29	6
Miscellaneous	11	2
Total Special Items	(222)	(45)
Reported Shareholder Earnings	71	14

The restructuring charges related to the Clarica acquisition of $217 million, after-tax, included a re-commissioning expense of $66 million, which represents the estimated present value of future commission payments required to facilitate the transition of certain members of the Sun Life Financial sales force to the Clarica compensation system.

Earnings

Earnings attributable to shareholders, before special items, for the second quarter were $293 million, up $81 million, or 38 per cent from $212 million in the second quarter of 2001. In accordance with new accounting standards, earnings are no longer reduced for the amortization of goodwill in 2002. The goodwill amortization included in second quarter 2001 earnings was $5 million. Second quarter earnings of 2002 also included a charge, for the first time, of $7 million related to the cost of stock options. Total operating earnings, which include earnings attributable to policyholders, were $294 million, an increase of $83 million, or 39 per cent, as compared to the $211 million earned in the second quarter of 2001.

Year-to-date shareholder operating earnings of $549 million were up $135 million or 33 per cent from the $414 million earned in the first six months of 2001. Earnings for the first half of 2002 included Keyport earnings of $64 million, net of financing costs. Earnings for Clarica were $35 million. Year-to-date earnings in 2001 included $9 million in amortization of goodwill.

Cash Flows

Net cash inflows in the second quarter of 2002 were $2.6 billion, compared to $20 million in the second quarter of 2001. At June 30, 2002, cash, cash equivalents and short-term investments were $7.0 billion compared to $4.3 billion a year earlier and $4.1 billion at March 31, 2002. Compared to the second quarter of 2001, the increase of $245 million in net cash provided by operating activities and the increase of $1.3 billion in net cash provided by investing activities in the second quarter of 2002 resulted primarily from the acquisitions of Clarica and Keyport. The increase of $922 million in net cash provided by financing activities was related to the issue of $800 million of subordinated debentures and the issue of $200 million of Sun Life ExchangEable Capital Securities - Series B in the second quarter of 2002. Year-to-date net cash flows were $2.6 billion compared to $55 million in 2001. The increase was primarily the result of the acquisitions of Clarica and Keyport.

Balance Sheet Changes

Total general fund assets of $117.9 billion at June 30, 2002 were $36.4 billion higher than the March 31, 2002 balance of $81.5 billion. The Clarica acquisition on May 29, 2002 added $37.4 billion to general fund assets at June 30, 2002. This increase was partially offset by the strengthening of the Canadian dollar against the U.S. currency. This fluctuation in currency rates reduced June 30, 2002 assets by $2.8 billion, compared to March 31, 2002 levels.

Total general fund assets of $117.9 billion at the end of the second quarter 2002 were up $62.3 billion from the levels at the end of the second quarter of 2001 due to the acquisition of Clarica in May 2002, which contributed $37.4 billion to June 2002 general fund asset levels and the acquisition of Keyport in October 2001, which added $25.7 billion. These increases were partially offset by a reduction in assets due to the sale of Sun Bank plc and SLC Asset Management Limited, during the fourth quarter of 2001, which contributed $2.7 billion to 2001 general fund asset balances. Currency fluctuations increased June 2002 general fund assets by $566 million compared to June 2001.

As a result of the Clarica acquisition the balance of goodwill increased by $3.6 billion from a balance of $2.1 billion at December 31, 2001 to $5.7 billion at June 30, 2002.

Shareholders' Equity

Shareholders' equity was $13.9 billion at June 30, 2002, an increase of $6.1 billion from March 31, 2002. The increase in shareholders' equity resulting from the acquisition of Clarica was $6.3 billion. Second quarter shareholders' net income, before stock option costs, contributed $78 million, which was offset by dividend payments of $61 million in the quarter. Shareholders' equity was further reduced by $299 million of currency adjustments primarily due to the stronger Canadian dollar relative to the U.S. dollar.

Return on equity (ROE) for the second quarter of 2002 was 2.8 per cent, compared to a return of 13.2 per cent in the first quarter of 2002. The decline in ROE was the result of the increase in equity due to the goodwill and intangibles arising from the Clarica transaction. Shareholders' equity and ROE of 12.6 per cent for the second quarter of 2001 have been restated due to a reduction of $206 million to equity related to the adoption of new Canadian actuarial standards in the fourth quarter of 2001.

PERFORMANCE BY OPERATING UNIT

Canadian Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	1,323	982	997	896	932	2,305	1,962
Net Income ($mm)	94	61	57	51	55	155	104
ROE (%)	12.3	20.0	18.6	16.5	17.6	14.5	15.2
Return on Tangible Equity (%)	18.5	20.8	19.4	17.2	18.3	19.4	15.8

In the second quarter of 2002, Canadian Operations earned $94 million, an increase of $39 million, or 71 per cent, over the $55 million earned in the second quarter of 2001. Clarica operations contributed $32 million to results for the month of June, subsequent to being acquired by Sun Life Financial on May 29, 2002.

Year-to-date earnings in 2002 were $155 million, an increase of $51 million compared to the $104 million earned in the same period in 2001. In Canada, earnings from existing Sun Life Financial operations increased $19 million, or 18 per cent, including favourable mortality and morbidity which contributed $14 million to Group Benefits earnings, and expense containment at Spectrum and in the annuity lines.

ROE for the second quarter of 2002 declined to 12.3 per cent primarily due to the addition of $4.5 billion of intangibles and goodwill related to the acquisition of Clarica. Return on tangible equity was 18.5 per cent for the quarter.

NET INCOME/(LOSS)							
	Quarterly Results					Six Month Results	
($mm)	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Retail Insurance	23	11	14	7	8	34	18
Group Benefits	29	23	23	23	23	52	35
Reinsurance	7					7	
Group Retirement Services	13	8	6	9	12	21	23
Retail & Other Wealth Management	21	11	20	9	6	32	16
Investment Portfolio & Other	1	8	(6)	3	6	9	12
Total	94	61	57	51	55	155	104

- Retail Insurance reported earnings of $23 million for the current quarter, an increase of $15 million from the second quarter of 2001, and an increase of $12 million over the first quarter of 2002. Clarica's contribution to Canadian Retail Insurance was $16 million. The Independent Career Advisor ("ICA") field force sales power grew to 4,096 advisors.

- Group Benefits earnings of $29 million were $6 million higher than the second quarter of 2001, driven by favourable mortality and morbidity experience. Clarica's contribution to Group Benefits was $4 million.

- Group Retirement Services earned $13 million in the second quarter of 2002, an increase of $1 million over the second quarter of 2001 and $5 million higher than first quarter 2002 despite adverse investment market conditions. Spread on fee business was strong due to a shift in pricing to member-based fees. The Guaranteed Investment Contracts (GIC) block continued to generate strong spreads. Clarica contributed $3 million to the Group Retirement Services line in the second quarter of 2002.

- Retail & Other Wealth Management earned $21 million in the second quarter of 2002, compared to $6 million in the second quarter of 2001, an increase of $15 million. Clarica operations contributed $7 million. Expense containment at Spectrum and in the annuity lines contributed to improved earnings. Individual segregated fund sales were strong considering the market conditions.

United States Annuity and Insurance Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	3,370	3,314	2,507	1,528	1,755	6,684	3,776
Net Income ($mm)	75	98	90	55	27	173	77
ROE (%)	6.1	8.7	10.6	15.1	7.7	7.2	11.4
Return on Tangible Equity (%)	8.7	12.9	14.9	15.1	7.7	10.3	11.4

U.S. Annuity and Insurance Operations earned $75 million in the second quarter of 2002, compared to $27 million in the second quarter of 2001, an increase of $48 million, or 178 per cent. Keyport earnings, before related financing charges, contributed $68 million of the increase which was partially offset by higher than normal net loan loss provisions of $45 million, primarily in the telecommunications bond portfolio.

Earnings of $173 million for the first six months of 2002 were up $96 million, from earnings of $77 million for the comparable period a year ago. A contribution of $116 million from Keyport in 2002 and improved earnings in Individual Life and Group Life were offset by losses in the Investment Portfolio & Other line of business related to the telecommunications sector bond write-downs.

NET INCOME/(LOSS)							
	Quarterly Results					Six Month Results	
($mm)	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Retirement Products & Services	80	63	35	15	1	143	14
Individual Life	26	32	25	33	25	58	48
Group Life & Health	12	12	14	11	10	24	16
Investment Portfolio & Other	(43)	(9)	16	(4)	(9)	(52)	(1)
Total	75	98	90	55	27	173	77

- Retirement Products & Services reported earnings of $80 million, an increase of $79 million compared to the $1 million earned in the second quarter of 2001. Keyport's earnings of $68 million and increased distribution income contributed to the improved earnings and helped offset lower revenues in fee-based businesses resulting from the impact of declines in U.S. equity markets.

- Individual Life earned $26 million or $23 million excluding the Clarica (U.S.) contribution of $3 million. These earnings of $23 million were $2 million less than the $25 million earned in the second quarter of 2001. The decrease resulted from higher mortality and operating expenses partially offset by higher investment income.

- Group Life & Health earned $12 million, $2 million higher than the $10 million of earnings in the second quarter of 2001. Group Life earnings benefited from increased premiums and improved mortality, which offset a decrease in Group Health earnings, due to the impact of higher cancellations on renewal premiums.

- Investment Portfolio & Other losses of $43 million represented a $34 million decline relative to the loss of $9 million in the second quarter 2001. Earnings were impacted by $45 million of higher than normal net loan loss provisions arising from the telecommunications bond portfolio. The net cost, after-tax, of the hedge used to mitigate the impact on earnings resulting from market movements, declined to $4 million from $12 million in the second quarter of 2001. This cost reduction resulted from the recognition of $7 million of intrinsic value, after-tax, in the current quarter.

MFS Investment Management

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	538	543	542	541	587	1,081	1,190
Net Income ($mm)	58	47	50	58	65	105	123
ROE (%)	59.4	44.3	47.0	60.4	75.8	51.6	76.2
Average Net Assets (C$B)	204	216	210	207	221	210	221

MFS had net income of $58 million for the second quarter, a decrease of $7 million, or 11 per cent from the $65 million earned in the second quarter of 2001. Average net assets ("ANA") were $204 billion in the second quarter of 2002, a decline of $17 billion, or 7.7 per cent relative to the second quarter of 2001. Largely as a result of this decline in ANA, revenues for the quarter declined by $49 million, or 8.3 per cent, relative to revenues in 2001's second quarter.

Earnings increased by $11 million or 23 per cent as compared to earnings in the first quarter of 2002. Over the same period revenues declined $5 million from the first to the second quarter, despite a decline of $12 billion in ANA, due to the ameliorating effect of three additional days for which fees were collected in the second quarter. These additional days added approximately $6 million to revenues. The $12 billion decline in ANA during the second quarter was adversely impacted by $4.6 billion as a result of the strengthening of the Canadian dollar relative to the U.S. dollar. In U.S. dollar terms, the decline in ANA was US$4 billion, representing a decline of 3.0 per cent as ANA fell to US$131 billion in the second quarter of 2002, relative to US$135 billion for the first quarter.

Second quarter earnings were strengthened by an expense decline of $13 million relative to first quarter 2002 expense levels. Contributing to this expense reduction were continuing expense controls and a decline in acquisition costs reflecting the decline in new sales relative to the first quarter. In addition, first quarter expenses had been adversely affected by a seasonal factor increasing payroll tax expense.

Earnings of $105 million for the six months ended June 30, 2002 were down $18 million from comparable 2001 levels of $123 million. Lower revenues due to reduced ANA and lower sales were only partially offset by reduced operating expenses and dealer commissions.

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Assets Under Management (C$B)	187	221	220	194	222	187	222
Net New Sales (C$B)	1.7	4.6	2.3	3.9	7.8	6.3	20.2
Market/Currency Movement (C$B)	(35.8)	(3.2)	23.8	(31.7)	3.6	(39.0)	(21.2)

- Continued positive net flows in institutional products and managed accounts more than offset weakness in domestic retail mutual funds and annuities.
- #10 ranking by size among U.S. mutual fund companies with US$71.3 billion in long-term mutual fund assets under management (June 30, 2002).
- MFS has 18 funds, representing 46 per cent of domestic retail mutual fund assets with overall Morningstar ratings of 4 or 5 stars (June 30, 2002).

- Based on Lipper data, 65 per cent of MFS' equity funds and 90 per cent of fixed income funds were in the top two quartiles for three-year performance through June 30, 2002.

- MFS has been selected by the state of Oregon to manage the state's new national 529 college savings plan.

United Kingdom Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Net Income ($mm)	66	42	54	37	50	108	89
ROE (%)	32.7	20.1	19.9	12.2	17.5	26.6	15.8

Earnings for the U.K. Operations were $66 million in the second quarter of 2002, an increase of $16 million relative to earnings of $50 million in the second quarter of 2001. Results for 2001's second quarter included $8 million of earnings from Sun Bank plc and SLC Asset Management Limited, which were sold in late 2001. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $24 million, or 48 per cent in 2002's second quarter.

The improved earnings picture reflects: (1) the impact of exiting the direct sales force business in early 2001; (2) lower costs associated with the U.K. restructuring initiative; and (3) stronger earnings from the group benefits operations of $9 million over the second quarter of 2001 reflecting improved claims experience.

Relative to the first quarter of 2002, earnings for the second quarter of 2002 increased by $24 million. Second quarter earnings of Sun Life Financial's ongoing group benefits operations in the U.K. improved by $6 million over the first quarter of 2002 reflecting improved claims experience in the group life business. Earnings for the individual insurance operations increased by $18 million over the first quarter of 2002 primarily due to a $22 million release of tax contingencies to reflect a settlement of prior years' outstanding tax issues with Inland Revenue in the U.K.

U.K. Operations year-to-date 2002 earnings were $108 million, an increase of $19 million over year-to-date earnings in 2001. The year-to-date results for 2001 included $18 million of earnings from Sun Bank plc and SLC Asset Management Limited. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $37 million. The earnings improvement reflects the impact of exiting the direct sales force business in 2001, which eliminated new business acquisition costs and lowered operating expenses, and lower costs associated with the U.K. restructuring initiative. Year-to-date earnings of the group benefits operations in the U.K. improved by $10 million over year-to-date 2001 reflecting improved claims experience.

Asian Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	185	123	148	107	106	308	209
Philippine Operations	9	9	18	4	12	18	18
Other Asian Operations	(5)	(7)	(19)	(1)	(2)	(12)	-
Net Income/(Loss) ($mm)	4	2	(1)	3	10	6	18
ROE (%)	3.3	1.6	n/a	2.5	8.6	2.4	8.1
Return on Tangible Equity (%)	3.5	1.7	n/a	2.6	9.0	2.5	8.5

Revenues, due to strong sales results, continue to show significant growth in 2002 compared to 2001.

Earnings for Asia for the second quarter of 2002 were $4 million, a decrease of $6 million compared to earnings of $10 million in the same quarter of 2001. Philippine earnings for the second quarter of 2002 were $3 million below the comparable period in 2001 due to favourable, expense-driven, actuarial changes in 2001. Hong Kong earnings in the second quarter of 2002 were $3 million below second quarter 2001 as success in growing the business has led to increased new business strain. The joint venture in China launched operations early in the second quarter and has produced strong sales.

Asian Operation earnings of $6 million for the six months ended June 30, 2002 were down $12 million from the comparable period in 2001. The decrease arose due to the aforementioned new business strain in Hong Kong and continued investment in early-stage Asian markets.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial's other operating units.

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Net Income/(Loss) ($mm)	(226)	6	3	11	5	(220)	3
ROE (%)	n/a	26.4	1.0	2.1	1.0	n/a	0.6
Return on Tangible Equity (%)	n/a	105.9	1.1	2.2	1.0	n/a	0.6

Corporate Capital reported a loss of $226 million in the second quarter of 2002 compared to earnings of $5 million in the comparable period a year earlier. The reduction of $231 million was primarily due to the $217 million, after-tax, restructuring costs arising from the acquisition of Clarica. An expense of $7 million related to the cost of stock options was recognized in earnings in the second quarter of 2002. Earnings were also impacted by reduced investment income on capital deployed and financing costs associated with the Keyport acquisition, which closed in the fourth quarter of 2001.

Corporate Capital year-to-date 2002 had losses of $220 million compared to the $3 million earned year-to-date 2001. The decline in earnings of $223 million was primarily due to the aforementioned Clarica restructuring charge and the cost recognized for stock options. Reduced investment income on capital redeployed and financing costs associated with the Keyport acquisition were largely offset by reduced operating expenses.

RECENT EVENTS

- On May 29, 2002, Sun Life Financial completed its acquisition of Clarica, following the approval from the Government of Canada.
- On July 25, 2002, Sun Life Financial completed its acquisition of a 30 per cent interest in C.I. Fund Management Inc. in exchange for its subsidiary companies, Spectrum Investment Management Limited and Clarica Diversico Ltd. Sun Life Financial now owns approximately 31 per cent of CI.
- Sun Life Financial and IBM Canada Ltd. signed a contract for IBM to manage a portion of Sun Life Financial's information technology infrastructure for a seven year period.
- Sun Life Financial signed a letter of intent to form a strategic marketing and distribution alliance with Hub Financial Inc., the Canadian operating subsidiary of Hub International Limited, conditional upon the completion of a definitive agreement. Implementation is scheduled for October 1, 2002.
- Sun Life Assurance Company of Canada issued $800 million principal amount of subordinated debentures, in Canada.
- Sun Life Capital Trust issued $200 million of a second series of Sun Life ExchangEable Capital Securities (Series B SLEECS), in Canada.
- Sun Life Financial and its joint venture partner, China Everbright Group Limited, celebrated the official opening of its Tianjin life insurance operations on June 11, 2002.

OTHER MATTERS

Review of Risk Factors

The Company has an active risk management program, which includes monthly reporting to senior management to review changes in the Company's risk profile, and actions taken to identify, mitigate and manage risk. The Risk Review Committee of the Board meets four times a year to oversee the risk management activities. The risks to which the Company is exposed have not changed significantly from those identified in the 2001 Management's Discussion and Analysis, and programs remain in place to manage those risks. The significance of various risks has changed somewhat as a result of the acquisition and integration of Clarica and general economic and market conditions.

Outlook

Certain aspects of the Company's wealth management businesses are exposed to fluctuations in equity markets. To date, the Company's strategies in reaction to equity market declines have succeeded in maintaining consistent financial results. Further significant market declines could, however, have an adverse impact on future earnings.

The Company, as part of its general fund assets, holds $67 billion in bonds of which 96 per cent are investment grade. In the second quarter of 2002, the Company took pre-tax provisions of $115 million to reflect potential impairments in its bond holdings. Given the high percentage of investment grade holdings and the provisions taken to date, the Company is well positioned overall, however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an ongoing basis.

On May 29, 2002, Sun Life Financial completed the acquisition of Clarica. The addition of Clarica will increase the percentage of earnings from the protection business lines, which are less exposed to changes in equity markets.

Changes in Accounting Policy

In the second quarter of 2002, the Company changed its accounting policy for stock options from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Since the consolidated financial statements of the first quarter of 2002 were not materially impacted by this change in accounting policy, they will not be restated.

SUN LIFE FINANCIAL

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2002, the Sun Life Financial group of companies has total assets under management of CDN $368.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

This press release contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

- 30 -

NOTE TO EDITORS: All figures shown in Canadian dollars unless otherwise noted. Exchange rates used by the Company for balance sheet purposes, as at June 30, 2002, were as follows:

1 USD = $1.51
1 GBP = $2.28

Media contacts:

John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact:

Thomas Rice
416-204-8163

Web site: www.sunlife.com

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
COMPARATIVE HIGHLIGHTS - 2002 vs. 2001
(unaudited)
(in millions of Canadian dollars unless indicated otherwise)

	For Three Months Ended June 30			For Six Months Ended June 30		
	2002	2001	% Change	2002	2001	% Change
Shareholders' Net Income						
- Operating Earnings [1]	293	212	38	549	414	33
- Total attributable to shareholders	71	212	(67)	327	414	(21)
Basic Earnings Per Share (dollars)						
- Operating Earnings	0.59	0.50	18	1.18	0.98	20
- Total attributable to shareholders	0.14	0.50	(72)	0.70	0.98	(29)
Diluted Earnings Per Share (dollars)						
- Operating Earnings	0.58	0.50	16	1.17	0.98	19
- Total attributable to shareholders	0.14	0.50	(72)	0.70	0.98	(29)
Shares Outstanding (millions)						
- End of Period	618.2	420.7		618.2	420.7	
- Basic Weighted Average	499.2	420.7		465.7	421.0	
- Diluted Weighted Average	500.5	420.7		466.6	421.0	
Return on Tangible Shareholders' Equity [2] [3]	15.7%	12.9%		16.2%	12.9%	
Return on Shareholders' Equity						
- Operating Earnings	11.7%	12.6%		12.4%	12.6%	
- Total attributable to shareholders	2.8%	12.6%		7.4%	12.6%	
Gross Sales and Deposits						
Mutual Funds	8,040	10,337	(22)	17,641	22,668	(22)
Managed Funds	7,726	7,353	5	15,770	18,052	(13)
Segregated Funds	1,478	1,479	0	2,999	3,425	(12)
Revenue						
Premium Income	3,957	2,201	80	7,390	4,762	55
Net Investment Income	1,150	925	24	2,310	1,866	24
Fee Income	824	819	1	1,644	1,650	0
Total Revenue	5,931	3,945	50	11,344	8,278	37

	As At June 30			As At Dec. 31
	2002	2001	% Change	2001
Assets Under Management				
General Funds	117,904	55,591	112	80,328
Segregated Funds	53,603	46,747	15	48,544
Other Assets Under Management				
Mutual Funds	130,746	157,523	(17)	153,035
Managed Funds and Other	66,356	66,587	0	69,840
Total Assets Under Management	368,609	326,448	13	351,747
Total Equity				
Participating Policyholders' Account	74	77		80
Shareholders' Equity	13,882	6,657		7,645
Total Equity	13,956	6,734		7,725
MCCSR (%)	206	299		190

(1) Excludes special items including mainly after-tax restructuring charges of $217 million ($315 million before tax) related to the Clarica acquisition in Q2.
(2) Tangible shareholders' equity equals total shareholders' equity less the portion of goodwill backed by equity capital. Such amount is calculated based on the Company's target leverage (debt-to-capital) ratio of 25%.
(3) Based on operating earnings.

SEC Number ____________
File Number ____________

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

(Company's Full Name)

Sun Life Tower, 150 King Street West, Toronto, Canada

(Company's Address)

(416) 979-4800

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

To comply with SRC Rule 17 in lieu of SEC Form 17-Q

Form Type

Amendment Designation
(If applicable)

June 30, 2002

Period Ended Date

(Secondary License Type and File Number)


Sun
Life Financial

SECOND QUARTER 2002

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

Six Months Ended

June 30, 2002

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars, except for per share amounts)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2002	JUNE 30 2001	**JUNE 30 2002**	JUNE 30 2001
REVENUE				
Premium income:				
Annuities	**$ 2,293**	$ 945	**$ 4,381**	$ 2,204
Life insurance	**1,212**	906	**2,161**	1,864
Health insurance	**452**	350	**848**	694
	3,957	2,201	**7,390**	4,762
Net investment income	**1,150**	925	**2,310**	1,866
Fee income	**824**	819	**1,644**	1,650
	5,931	3,945	**11,344**	8,278
POLICY BENEFITS AND EXPENSES				
Payments to policyholders, beneficiaries and depositors:				
Maturities and surrenders	**1,374**	454	**2,758**	986
Annuity payments	**355**	232	**603**	468
Death and disability benefits	**433**	276	**771**	586
Health benefits	**328**	278	**628**	538
Policyholder dividends and interest on claims and deposits	**230**	240	**437**	513
	2,720	1,480	**5,197**	3,091
Net transfers to segregated funds	**316**	756	**827**	1,493
Increase in actuarial liabilities	**1,262**	346	**2,216**	917
Commissions	**489**	375	**936**	784
Restructuring and other related charges *(Note 4)*	**315**	-	**315**	-
Operating expenses	**655**	623	**1,228**	1,271
Premium taxes	**26**	30	**57**	55
Interest expense	**39**	43	**77**	85
	5,822	3,653	**10,853**	7,696
OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	**109**	292	**491**	582
Income taxes	**18**	64	**125**	137
Non-controlling interests in net income of subsidiaries	**19**	17	**40**	33
TOTAL NET INCOME	**72**	211	**326**	412
Less:				
Participating policyholders' net income (loss)	**1**	(1)	**(1)**	(2)
SHAREHOLDERS' NET INCOME	**$ 71**	$ 212	**$ 327**	$ 414
Basic earnings per share *(Note 5)*	**$ 0.14**	$ 0.50	**$ 0.70**	$ 0.98
Diluted earnings per share *(Note 5)*	**$ 0.14**	$ 0.50	**$ 0.70**	$ 0.98

Consolidated Balance Sheets

(unaudited, in millions of Canadian dollars)

	AS AT JUNE 30 2002	DECEMBER 31 2001	JUNE 30 2001 *
ASSETS			
Bonds	**$ 67,478**	$ 48,077	$ 27,354
Mortgages	**15,643**	8,622	10,633
Stocks	**4,791**	4,882	4,456
Real estate	**3,288**	2,316	2,270
Cash, cash equivalents and short-term securities	**7,030**	4,809	4,279
Policy loans and other invested assets	**5,921**	4,558	2,452
Invested assets	**104,151**	73,264	51,444
Goodwill *(Note 2)*	**5,687**	2,080	135
Other assets	**8,066**	4,984	4,012
Total general fund assets	**$ 117,904**	$ 80,328	$ 55,591
Segregated funds net assets	**$ 53,603**	$ 48,544	$ 46,747
LIABILITIES AND EQUITY			
Actuarial liabilities and other policy liabilities	**$ 84,371**	$ 59,527	$ 35,030
Amounts on deposit	**3,170**	1,898	3,960
Deferred net realized gains	**3,460**	3,744	3,712
Other liabilities	**8,675**	4,661	4,416
Total general fund liabilities	**99,676**	69,830	47,118
Subordinated debt *(Note 6)*	**1,996**	776	755
Cumulative capital securities of a subsidiary	**906**	954	912
Non-controlling interests in subsidiaries *(Note 6)*	**1,370**	1,043	72
Total equity	**13,956**	7,725	6,734
Total general fund liabilities and equity	**$ 117,904**	$ 80,328	$ 55,591
Segregated funds contract liabilities	**$ 53,603**	$ 48,544	$ 46,747

* As restated *(Note 2)*

Approved on behalf of the Board of Directors

Donald A. Stewart.

Donald A. Stewart
Chairman and Chief Executive Officer

R. W. Osborne

Ronald W. Osborne
Director

Consolidated Statements of Equity

(unaudited, in millions of Canadian dollars)

	PARTICIPATING POLICYHOLDERS	SHAREHOLDERS	FOR THE SIX MONTHS ENDED JUNE 30 2002	JUNE 30 2001 *
SHARE CAPITAL				
Balance, beginning of period	$ -	$ 1,100	$ 1,100	$ 795
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition *(Notes 3 and 7)*	-	6,329	6,329	-
Stock option compensation *(Note 2)*	-	7	7	-
Stock options exercised *(Note 7)*	-	24	24	-
Purchase and cancellation of common shares	-	-	-	(2)
Balance, end of period	-	7,460	7,460	793
RETAINED EARNINGS				
Balance, beginning of period, as previously reported	77	5,917	5,994	5,556
Change in accounting policy *(Note 2)*	-	-	-	(206)
Balance, beginning of period as restated	77	5,917	5,994	5,350
Balance of participating policyholders' account of Clarica Life Insurance Company at date of acquisition	(3)	-	(3)	-
Net income (loss)	(1)	327	326	412
Dividends on common shares	-	(121)	(121)	(101)
Purchase and cancellation of common shares	-	-	-	(33)
Balance, end of period	73	6,123	6,196	5,628
CURRENCY TRANSLATION ACCOUNT				
Balance, beginning of period	3	628	631	372
Changes for the period	(2)	(329)	(331)	(59)
Balance, end of period	1	299	300	313
Total equity	$ 74	$ 13,882	$ 13,956	$ 6,734

* As restated *(Note 2)*

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of Canadian dollars)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2002	JUNE 30 2001	**JUNE 30 2002**	JUNE 30 2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Total net income	**$ 72**	$ 211	**$ 326**	$ 412
New mutual fund business acquisition costs capitalized	**(43)**	(83)	**(99)**	(187)
Redemption fees of mutual funds	**30**	21	**59**	44
Items not affecting cash	**845**	510	**1,818**	451
Net cash provided by operating activities	**904**	659	**2,104**	720
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES				
Borrowed funds	**(120)**	(30)	**(54)**	78
Issuance of subordinated debt *(Note 6)*	**799**	-	**799**	-
Redemption of subordinated debt *(Note 6)*	**-**	-	**(300)**	-
Issuance of Sun Life ExchangEable Capital Securities-Series B *(Note 6)*	**200**	-	**200**	-
Issuance of common shares on exercise of stock options *(Note 7)*	**24**	-	**24**	-
Purchase and cancellation of common shares	**-**	-	**-**	(35)
Dividends paid on common shares	**(61)**	(50)	**(121)**	(101)
Net cash provided by (used in) financing activities	**842**	(80)	**548**	(58)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES				
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	**7,449**	3,768	**15,944**	8,410
Purchases of bonds, mortgages, stocks and real estate	**(9,310)**	(4,079)	**(19,370)**	(8,647)
Policy loans	**(93)**	(21)	**(103)**	(44)
Short-term securities	**170**	(54)	**910**	(303)
Other investments	**71**	(101)	**19**	(93)
Acquisition, net of cash acquired from continuing operations *(Note 3)*	**2,540**	-	**2,540**	-
Net cash provided by (used in) investing activities	**827**	(487)	**(60)**	(677)
Net cash provided by (used in) discontinued operations	**124**	(2)	**122**	49
Changes due to fluctuations in exchange rates	**(103)**	(70)	**(113)**	21
Increase in cash and cash equivalents	**2,594**	20	**2,601**	55
Cash and cash equivalents, beginning of period	**2,590**	2,538	**2,583**	2,503
Cash and cash equivalents, end of period	**5,184**	2,558	**5,184**	2,558
Short-term securities, end of period	**1,846**	1,721	**1,846**	1,721
Cash, cash equivalents and short-term securities, end of period	**$ 7,030**	$ 4,279	**$ 7,030**	$ 4,279

Supplementary Information				
Cash and cash equivalents:				
Cash			**$ 524**	$ 535
Cash equivalents			**4,660**	2,023
			$ 5,184	$ 2,558
Cash disbursements made for:				
Interest on borrowed funds, subordinated debt and cumulative capital securities	**$ 62**	$ 64	**$ 80**	$ 85
Income taxes, net of refunds	**$ 161**	$ 53	**$ 244**	$ 164

Consolidated Statements of Changes in Segregated Funds Net Assets

(unaudited, in millions of Canadian dollars)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	JUNE 30 2002	JUNE 30 2001 *	**JUNE 30 2002**	JUNE 30 2001 *
ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS				
Deposits:				
Annuities	**$ 1,403**	$ 1,264	**$ 2,636**	$ 3,171
Life insurance	**75**	215	**363**	254
	1,478	1,479	**2,999**	3,425
Net transfers from general funds	**316**	756	**827**	1,493
Net realized and unrealized gains (losses)	**(5,203)**	721	**(5,319)**	(5,184)
Other investment income	**488**	513	**685**	921
	(2,921)	3,469	**(808)**	655
DEDUCTIONS FROM SEGREGATED FUNDS				
Payments to policyholders and their beneficiaries	**1,781**	1,339	**3,434**	3,016
Management fees	**148**	136	**287**	273
Taxes and other expenses	**(5)**	32	**30**	29
Effect of changes in currency exchange rates	**1,448**	1,438	**1,575**	123
	3,372	2,945	**5,326**	3,441
Net additions (reductions) to segregated funds for the period	**(6,293)**	524	**(6,134)**	(2,786)
Acquisition *(Note 3)*	**11,193**	-	**11,193**	-
Segregated funds net assets, beginning of period, as restated *(Note 2)*	**48,703**	46,223	**48,544**	49,533
Segregated funds net assets, end of period	**$ 53,603**	$ 46,747	**$ 53,603**	$ 46,747

Consolidated Statements of Segregated Funds Net Assets

(unaudited, in millions of Canadian dollars)

	AS AT		
	JUNE 30 2002	DECEMBER 31 2001	JUNE 30 2001 *
ASSETS			
Segregated and mutual fund units	**$ 39,917**	$ 34,534	$ 30,912
Stocks	**8,324**	8,635	9,494
Bonds	**4,293**	4,049	4,552
Cash, cash equivalents and short-term securities	**995**	1,796	1,194
Real estate	**276**	491	748
Mortgages	**138**	162	317
Other assets	**367**	379	424
	54,310	50,046	47,641
LIABILITIES	**707**	1,502	894
Net assets attributable to segregated funds policyholders	**$ 53,603**	$ 48,544	$ 46,747

* As restated *(Note 2)*

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Basis of Presentation

Sun Life Financial Services of Canada Inc. and its subsidiaries are collectively referred to as "Sun Life Financial" or "the Company". Sun Life Financial Services of Canada Inc. prepares its consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2001 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2. Changes in Accounting Policies

Actuarial Liabilities: On October 1, 2001, the Company adopted the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers of the Canadian Institute of Actuaries in which the policy premium method was replaced by the Canadian asset liability method. This change in accounting policy was applied retroactively and resulted in the following changes in previously reported retained earnings, currency translation account, actuarial liabilities and segregated funds net assets. The 2001 restated columns are denoted by "As restated" where presented in the interim consolidated financial statements. Net income for the three months and six months ended June 30, 2001 was not impacted by this change in accounting policy.

	2001
Decrease in retained earnings as at January 1	$206
Cumulative increase in currency translation account	34
Increase in actuarial liabilities as at June 30	$172
Increase in segregated funds net assets as at January 1	$792
Increase in net additions to segregated funds for six months ended June 30	92
Increase in segregated funds net assets as at June 30	$884
Increase in segregated funds net assets as at April 1	$881
Increase in net additions to segregated funds for three months ended June 30	3
Increase in segregated funds net assets as at June 30	$884

Goodwill and Other Intangible Assets: The Company adopted prospectively the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002. This standard requires that intangible assets with an indefinite life and goodwill not be amortized. If the goodwill had not been amortized in 2001, net income for the three months and six months ended June 30, 2001 would have been increased by the amortization expense of $5 and $9, respectively.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value to identify if the carrying value is in excess of the fair value. In the second step of the impairment test, the fair values of the reporting units that have potential impairment are allocated to the fair values of their identifiable net assets and the remaining unallocated balances are the fair values of the goodwill. If the carrying values of the goodwill are greater than the fair values, the excesses are recorded as impairment losses.

The Company is required to perform a transitional impairment test for goodwill as at January 1, 2002. In the second quarter of 2002, the Company completed the first step of the transitional impairment test for goodwill and determined that none of the goodwill balances as at January 1, 2002 were impaired. Therefore, the second step of the transitional impairment test is not required to be performed. If any impairment losses had arisen from the transitional impairment test, they would have been recognized as a change in accounting policy and recorded as an adjustment to the opening retained earnings. Impairment losses arising from subsequent impairment tests will be charged to income.

In addition to the goodwill amount shown on the consolidated balance sheets, goodwill of $115 as at June 30, 2002 ($127 as at June 30, 2001) for investments accounted for by the equity method is included in other invested assets. As at June 30, 2002, other intangible assets were $1,067 ($9 as at June 30, 2001).

Stock-Based Compensation and Other Stock-Based Payments: The Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, on January 1, 2002. The new Section requires that stock-based payments to non-employees and direct awards of stocks be accounted for using the fair value method. It also requires that stock appreciation rights (SAR) to be settled in cash be recorded as liabilities for the difference between the option price and quoted market price of the stocks. SAR to be settled by equity instruments are to be measured using the fair value method or in a manner similar to the accounting for SAR settled in cash. The new Section encourages, but does not require, the use of the fair value method to account for all other stock-based transactions with employees.

2. Changes in Accounting Policies (Cont'd)

In the second quarter of 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Since the consolidated financial statements of the first quarter of 2002 were not materially impacted by this change in accounting policy, they will not be restated. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to share capital. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and share capital is reversed. When options are exercised, the proceeds received by the Company are credited to share capital. The weighted average fair value of options at the grant date for the six months ended June 30, 2002 was estimated to be $10.62 per share using the Black-Scholes option pricing model. This pricing model assumes the following weighted average information: risk-free interest rate of 5.4%, an expected life of 7 years, an expected common stock volatility of 25% and an expected dividend yield of 1.7%. The adoption of the fair value method for options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $7 and basic and diluted earnings per share of $0.02 per share for the six months ended June 30, 2002.

3. Acquisitions, Disposals and Subsequent Event

Effective May 29, 2002, the Company acquired all the remaining outstanding common shares of Clarica Life Insurance Company (Clarica) that were not already beneficially owned by the Company as general fund assets for an ascribed price of $51.28 per Clarica common share, and Clarica became a wholly-owned subsidiary of the Company. The business acquired includes both general and segregated funds business. Results are included in the consolidated statements of operations since the date of the acquisition. Clarica is one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. After this acquisition, the Company becomes a market leader in the Canadian life insurance industry and expects to achieve cost synergies through economies of scale.

The acquisition was completed by way of a capital reorganization of Clarica pursuant to which holders of Clarica common shares received 1.5135 common shares of Sun Life Financial Services of Canada Inc. for each Clarica common share held. Approximately 185 million common shares of Sun Life Financial Services of Canada Inc. were issued at an ascribed price of $33.88 per share based on a volume-weighted average closing price of the common shares for the period from December 13 to 19, 2001. The common shares of Clarica that were beneficially owned by the Company as general fund assets had a carrying value of $540 at the date of acquisition. In addition, all the unvested Clarica stock options vested immediately prior to the closing date and on May 29, 2002, these Clarica stock options were exercisable to acquire approximately 5 million common shares of Sun Life Financial Services of Canada Inc. as described in Note 7. The Company recorded $48 as part of the purchase consideration and share capital, representing the fair value of the outstanding Clarica stock options based on the average share price of Clarica from December 13 to 19, 2001.

The purchase price allocation of the Clarica acquisition is summarized below.

Net balance sheet assets acquired:	
Invested assets acquired	$31,720
Other assets acquired	2,672
	34,392
Actuarial liabilities and other policy liabilities acquired	24,710
Amounts on deposit acquired	1,277
Other liabilities acquired	4,223
Subordinated debt (Note 6)	746
Preferred shares (Note 6)	160
	31,116
	$ 3,276
Consideration given:	
Common shares of Sun Life Financial Services of Canada Inc.	$ 6,284
Carrying value of Clarica common shares held as investments	540
Fair value of outstanding Clarica stock options	48
Transaction costs, net of taxes	57
	$ 6,929
Goodwill on acquisition	$ 3,653
Cash and cash equivalents acquired from continuing and discontinued operations	$ 2,816

The total goodwill balance of Clarica was assigned to the Canadian and U.S. segments and is not deductible for tax purposes. The acquired intangible assets include sales potential of field force and asset administration contracts of $500 and $140, respectively, that are subject to amortization and fund management contracts and brand name of $250 and $60, respectively, that are not subject to amortization. Sales potential of field force and asset administration contracts are amortized on a straight-line basis over the projected economic lives of 40 and 25 years, respectively. Other liabilities acquired include accruals of $306 for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation, closure of facilities and transaction costs. During the six months ended June 30, 2002, payments of $29 were charged against these accruals. As at June 30, 2002, the remaining balance of these accruals was $277.

3. Acquisitions, Disposals and Subsequent Event (Cont'd)

On May 22, 2002, the Company announced a definitive agreement to acquire a 30% economic interest in C.I. Fund Management Inc. (CI) in exchange for all the shares of Spectrum Investment Management Limited (Spectrum), a wholly-owned subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. (Diversico), a wholly-owned subsidiary of Clarica. CI is an independent investment management company in Canada with a wide range of investment funds and will assume the responsibilities for the management and administration of the retail segregated funds of the Company. The Company will enter into a strategic distribution agreement giving CI access for its products to the agents and managers of Clarica. This transaction will allow the Company to achieve requisite scale in the mutual fund industry, provide the Company with a significant stake in a top tier player and leverage the distribution capability of Clarica. Effective July 25, 2002, the Company completed the transaction and received 71 million common shares of CI in exchange for all the shares of Spectrum and Diversico.

4. Restructuring and Other Related Charges

Following the acquisition of Clarica, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada (Sun Life Assurance) and Clarica. The combined Canadian operation will be based in Waterloo, Ontario. It is anticipated that approximately 1,650 positions will be eliminated between the two companies. The Company expects the restructuring to be substantially completed by the end of fiscal year 2003. The Company recorded pre-tax restructuring costs of $212 ($147 net of taxes) related to Sun Life Assurance in the second quarter of 2002. These costs cover severance, consolidation of systems, facilities and operations, and other costs related to exiting activities. In the consolidated balance sheets, other liabilities include the accruals of the restructuring costs of Sun Life Assurance, those of Clarica assumed by the Company at the date of acquisition as described in Note 3 and the transaction costs incurred for the acquisition. As at June 30, 2002, the total accruals of the restructuring and transaction costs were as follows:

	2002		
	Accruals	**Amount utilized**	**Ending Balance**
Costs of eliminating duplicate systems	**$136**	**$ 1**	**$135**
Costs of consolidating operations	**140**	**4**	**136**
Compensation costs	**146**	**1**	**145**
Transaction costs	**107**	**58**	**49**
Costs of consolidating facilities	**26**	**-**	**26**
	$555	**$64**	**$491**

As part of the integration plan, field force of Sun Life Assurance was provided an opportunity to continue as career agents of Clarica. For those who accepted the offer, their commission payment pattern will be aligned with that of Clarica's agents. As a result, the actuarial liabilities were increased by a one-time adjustment of $93 to reflect the present value of enhanced future commission payments. This increase in actuarial liabilities and other pre-closing transition expenses totalling $103 before taxes ($70 net of taxes) were also included in restructuring and other related charges in the consolidated statements of operations.

5. Earnings Per Share

	For the three months ended		For the six months ended	
	June 30 2002	June 30 2001	**June 30 2002**	June 30 2001
BASIC EARNINGS PER SHARE				
Shareholders' net income	**$ 71**	$ 212	**$ 327**	$ 414
Shareholders' net income excluding goodwill amortization	**$ 71**	$ 217 [2]	**$ 327**	$ 423 [2]
Weighted average number of shares outstanding (in millions)	**499**	421	**466**	421
Basic earnings per share	**$0.14**	$0.50	**$0.70**	$0.98
Basic earnings per share excluding goodwill amortization	**$0.14**	$0.52	**$0.70**	$1.01
DILUTED EARNINGS PER SHARE				
Shareholders' net income	**$ 71**	$ 212	**$ 327**	$ 414
Less: Effect of stock options of subsidiaries[1]	**1**	2	**2**	3
Shareholders' net income on a diluted basis	**$ 70**	$ 210	**$ 325**	$ 411
Shareholders' net income excluding goodwill amortization on a diluted basis	**$ 70**	$ 215 [2]	**$ 325**	$ 420 [2]
Weighted average number of shares outstanding (in millions)	**499**	421	**466**	421
Add: Options of Sun Life Financial Services of Canada Inc.[1], [3]	**2**	-	**1**	-
Weighted average number of shares outstanding on a diluted basis (in millions)	**501**	421	**467**	421
Diluted earnings per share	**$0.14**	$0.50	**$0.70**	$0.98
Diluted earnings per share excluding goodwill amortization	**$0.14**	$0.51	**$0.70**	$1.00

[1] The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

[2] Goodwill amortization of $5 and $9 for the three months and six months ended June 30, 2001, respectively, was added back to shareholders' net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.

[3] Clarica stock options have been included in the calculations of the diluted earnings per share and diluted earnings per share excluding goodwill amortization for the three and six months ended June 30, 2002, as they are exercisable to acquire common shares of Sun Life Financial Services of Canada Inc.

6. Changes in Non-Equity Capital

The Company has the following non-equity capital as at:

	June 30 2002	December 31 2001	June 30 2001
Subordinated debt	**$1,996**	$ 776	$ 755
Cumulative capital securities of a subsidiary	**$ 906**	$ 954	$ 912
Sun Life ExchangEable Capital Securities – Series A and B [1]	**$1,150**	$ 950	$ -
Preferred shares [1]	**$ 160**	$ -	$ -

[1] These securities are classified as non-controlling interests in subsidiaries in the consolidated balance sheets.

The changes in non-equity capital arose during the six months ended June 30, 2002 primarily due to the acquisition of Clarica and the financing transactions of the Company. The above table includes the subordinated debt ($746) and the preferred shares ($160) of Clarica as disclosed in Note 3. These amounts represent the fair values at the date of acquisition. The Company's financing transactions during 2002 are described below.

On June 25, 2002, the Company issued $800 subordinated debentures for $799. Interest on the subordinated debentures will be payable semi-annually at an annual rate of 6.15% until June 30, 2012. The first interest payment will be made on December 31, 2002. From June 30, 2012 to the maturity date of June 30, 2022, interest will be payable quarterly at an annual rate of 1.54% over the 90-day Bankers' Acceptance average bid rate for each quarterly interest period. Subject to certain conditions, the Company may redeem the subordinated debentures before the maturity date of June 30, 2022. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.

On June 25, 2002, Sun Life Capital Trust (Trust), a controlled trust of the Company, issued $200 of non-voting Sun Life ExchangEable Capital Securities – Series B (SLEECS Series B) which qualify as capital for Canadian regulatory purposes. Holders of the SLEECS Series B are entitled to receive a semi-annual non-cumulative fixed cash distribution of $35.465 per SLEECS Series B, representing an annual yield of 7.093% of the one thousand dollar initial issue price, payable out of the Trust's net distributable funds. The SLEECS Series B are subject to terms that are similar to those of the prior Sun Life ExchangEable Capital Securities Series A offering. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.

On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 debenture before the maturity date of July 28, 2005. The redemption premiums of $30, net of taxes of $7, were recorded in 2001. The redemption of the capital debentures was completed on January 28, 2002.

7. Stock-Based Compensation

At the Annual and Special Meeting on April 25, 2001, shareholders of Sun Life Financial Services of Canada Inc. approved the Executive Stock Option Plan, the Director Stock Option Plan and the Senior Executives' Deferred Share Unit Plan effective March 30, 2001. Information concerning these stock option and deferred share unit plans is included in Note 27 of the 2001 annual consolidated financial statements.

As described in Note 3, all of the Clarica stock options vested immediately prior to the closing date of the acquisition and each unexercised Clarica stock option outstanding on May 29, 2002 became exercisable to acquire common shares of Sun Life Financial Services of Canada Inc. These Clarica stock options are presented with those of Sun Life Financial Services of Canada Inc. in the following tables.

The activities in the stock option plans for the six months ended June 30 are as follows:

	2002		2001	
	Number of stock options	**Weighted average exercise price**	Number of stock options	Weighted average exercise price
Balance, January 1	**5,545,000**	**$29.87**	-	$ -
Granted	**4,467,100**	**$33.16**	5,276,400	$29.51
Granted as consideration for business acquisition (Note 3)	**4,502,927**	**$24.78**	-	$ -
Exercised	**1,048,774**	**$22.82**	-	$ -
Forfeited	**110,300**	**$30.28**	21,500	$29.49
Balance, June 30	**13,355,953**	**$29.80**	5,254,900	$29.51
Exercisable, June 30	**4,319,753**	**$26.24**	2,000	$31.00

The stock options outstanding and exercisable as at June 30, 2002, by exercise price, are as follows:

	Options Outstanding			**Options Exercisable**	
Range of exercise prices	**Number of stock options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of stock options**	**Weighted average exercise price**
$19.05 to $25.28	**1,885,741**	**8.88**	**$21.18**	**1,885,741**	**$21.18**
$27.09 to $29.49	**5,268,705**	**8.76**	**$29.35**	**1,082,180**	**$28.81**
$31.00 to $33.53	**6,070,607**	**9.56**	**$32.72**	**1,351,832**	**$31.26**
$36.50 to $38.50	**130,900**	**9.41**	**$36.69**	**-**	**$ -**
	13,355,953	**9.14**	**$29.80**	**4,319,753**	**$26.24**

8. Segmented Information

The Company's reportable segments reflect the Company's management structure and internal financial reporting. Each of these segments has its own management. All of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management, annuities, trust operations and banking) and protection services (life and health insurance). Corporate and other represents amounts not attributed to wealth management or protection and primarily includes investments of a corporate nature and earnings on capital not attributed to the strategic business units.

Other operations include those operations for which management responsibility resides in head office. Total net income or loss in this category is shown net of certain expenses borne centrally. Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2002 consists of interest of $68 and $137, respectively ($32 and $68, respectively, in 2001) and fee income of $20 and $40, respectively ($8 and $15, respectively, in 2001).

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED JUNE 30, 2002

	Canada	United States Sun Life	United States M.F.S.	United Kingdom	Asia	Other	Consolidation Adjustments	Total
REVENUE								
Wealth management	$ 447	$ 2,480	$ 538	$ 243	$ 1	$ 4	$ (19)	$ 3,694
Protection	871	956	-	290	184	3	-	2,304
Corporate and other	5	(66)	-	4	-	59	(69)	(67)
	$ 1,323	$ 3,370	$ 538	$ 537	$ 185	$ 66	$ (88)	$ 5,931
TOTAL NET INCOME (LOSS)								
Wealth management	$ 34	$ 80	$ 58	$ 45	$ -	$ 4	$ (7)	$ 214
Protection	62	36	-	24	4	-	-	126
Corporate and other	1	(43)	-	(3)	-	(230)	7	(268)
	$ 97	$ 73	$ 58	$ 66	$ 4	$ (226)	$ -	$ 72

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED JUNE 30, 2001

	Canada	United States Sun Life	United States M.F.S.	United Kingdom	Asia	Other	Consolidation Adjustments	Total
REVENUE								
Wealth management	$ 318	$ 1,009	$ 587	$ 197	$ -	$ 3	$ (8)	$ 2,106
Protection	604	743	-	340	106	5	-	1,798
Corporate and other	10	3	-	1	-	59	(32)	41
	$ 932	$ 1,755	$ 587	$ 538	$ 106	$ 67	$ (40)	$ 3,945
TOTAL NET INCOME (LOSS)								
Wealth management	$ 18	$ 1	$ 65	$ 35	$ (1)	$ 2	$ (7)	$ 113
Protection	30	35	-	44	11	1	-	121
Corporate and other	6	(9)	-	(29)	-	2	7	(23)
	$ 54	$ 27	$ 65	$ 50	$ 10	$ 5	$ -	$ 211

8. Segmented Information (Cont'd)

RESULTS BY SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002

		United States		United			Consolidation	
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total
REVENUE								
Wealth management	$ 777	$ 4,964	$ 1,081	$ 403	$ 2	$ 8	$ (37)	$ 7,198
Protection	1,513	1,779	-	589	306	6	-	4,193
Corporate and other	15	(59)	-	9	-	128	(140)	(47)
	$ 2,305	$ 6,684	$ 1,081	$ 1,001	$ 308	$ 142	$ (177)	$ 11,344
TOTAL NET INCOME (LOSS)								
Wealth management	$ 53	$ 143	$ 105	$ 79	$ -	$ 8	$ (14)	$ 374
Protection	94	80	-	43	6	(1)	-	222
Corporate and other	9	(52)	-	(14)	-	(227)	14	(270)
	$ 156	$ 171	$ 105	$ 108	$ 6	$ (220)	$ -	$ 326
ASSETS								
General fund assets	$ 50,109	$ 49,295	$ 1,510	$ 11,643	$ 1,916	$ 3,472	$ (41)	$ 117,904
Segregated funds net assets	$ 19,362	$ 27,003	$ -	$ 7,236	$ 2	$ -	$ -	$ 53,603
Other assets under management	$ 27,803	$ 2,610	$185,753	$ -	$ 52	$ -	$(19,116)	$ 197,102

RESULTS BY SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2001*

		United States		United			Consolidation	
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total
REVENUE								
Wealth management	$ 677	$ 2,276	$ 1,190	$ 415	$ -	$ 6	$ (15)	$ 4,549
Protection	1,271	1,473	-	677	209	7	-	3,637
Corporate and other	14	27	-	3	-	116	(68)	92
	$ 1,962	$ 3,776	$ 1,190	$ 1,095	$ 209	$ 129	$ (83)	$ 8,278
TOTAL NET INCOME (LOSS)								
Wealth management	$ 39	$ 14	$ 123	$ 64	$ (2)	$ 6	$ (15)	$ 229
Protection	51	64	-	51	20	1	-	187
Corporate and other	12	(1)	-	(26)	-	(4)	15	(4)
	$ 102	$ 77	$ 123	$ 89	$ 18	$ 3	$ -	$ 412
ASSETS								
General fund assets	$ 17,389	$ 17,727	$ 1,735	$ 13,657	$ 1,579	$ 3,637	$ (133)	$ 55,591
Segregated funds net assets	$ 8,426	$ 27,854	$ -	$ 10,467	$ -	$ -	$ -	$ 46,747
Other assets under management	$ 23,851	$ 1,629	$220,087	$ 3,015	$ 12	$ -	$(24,484)	$ 224,110

* As restated (Note 2)

9. Loans Securitization

On February 19, 2002, the Company sold commercial mortgages with a carrying value of $497 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $28 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

10. Provisions for Certain Contingencies

REINSURANCE MATTERS

The Company has discontinued its accident and health reinsurance business. Clarica also discontinued its accident and health reinsurance business prior to being acquired by the Company, but the life retrocession and financial reinsurance lines of business will be continued by the Company after the date of the Clarica acquisition and the results of these reinsurance lines of business are included in the Canadian segment. The actuarial liabilities and provisions of the discontinued accident and health reinsurance business remaining with the Company amount to $1,139 as at June 30, 2002 ($742 as at June 30, 2001). Certain of the arrangements in the business remaining with the Company are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

10. Provisions for Certain Contingencies (Cont'd)

UNICOVER

The Company is engaged in arbitration proceedings in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool. The Company is seeking rescission of, or damages in respect of, certain contracts of reinsurance of accident and health insurance components of workers' compensation insurance policies written by U.S. insurers. The amounts involved are substantial.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

Based on its investigation of the facts currently available and on the advice of counsel, the Company believes that it has strong grounds on which to rescind the contracts with the Unicover pool members. However, the arbitration proceedings may be lengthy and the outcome of the arbitration proceedings is uncertain. The final liabilities of the Company in respect of Unicover-related claims are not expected to have a material adverse effect on the consolidated financial position of the Company regardless of the outcome of these arbitration proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business based on information known to it at the time. The financial terms of certain settlements that the Company has entered into to date in connection with Unicover-related claims are consistent with these provisions. No additional provisions were established during the first six months of 2002.

PROVISIONS IN THE UNITED KINGDOM

In the United Kingdom, the life insurance industry is being required to compensate certain policyholders under the Financial Services Authority guidelines on sales of pension products. The compensation is for sales which occurred from 1988 to 1994. These guidelines have been significantly expanded for the second phase of required compensation, which has required the entire industry to significantly increase its provisions. The Financial Services Authority is continuing to provide more specific guidance for this compensation. The liability has been determined by the use of estimates derived from the regulatory guidance or the Company's prior experience. The Company's future experience may be different from these estimates and consequently there is still uncertainty in measuring its ultimate costs. There was no increase in the provisions for the first six months of 2002 and 2001 and the total cost since inception is $1,176. During the first six months of 2002, the Company paid compensation of $164 ($94 in the first six months of 2001), for total compensation payments since inception of $844. At June 30, 2002, the Company had provisions of $177 ($433 as at June 30, 2001) for future compensation payments and related expenses.

In 1998, the Company significantly increased its actuarial liabilities in connection with certain annuities with minimum annuity rates issued prior to 1994 by Confederation Life (U.K.) in the United Kingdom. At June 30, 2002, the actuarial liabilities for these annuities were $251 ($231 as at June 30, 2001, as restated due to the adoption of the Canadian asset liability method). The Company has instituted a hedging program with the objective of limiting losses that would otherwise arise upon further declines in interest rates in the United Kingdom. This program provides a substantial, although not complete, hedge against declines in interest rates. There can be no certainty that additional liabilities will not be incurred in the future as a result of interest rate changes or other factors.

LEGAL PROCEEDINGS

Sun Life Financial is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

11. Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2002.


Sun
Life Financial

SECOND QUARTER 2002

**MANAGEMENT'S
DISCUSSION AND ANALYSIS**

Three Months Ended

June 30, 2002

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Management's Discussion and Analysis for the three months ended June 30, 2002

Sun Life Financial Services of Canada Inc. (Sun Life Financial) reported shareholders' net income for the second quarter of 2002 of $71 million, or 14 cents per share. Operating earnings were $293 million for the quarter ending June 30, 2002, an increase of 38 per cent over the $212 million earned in the same period in 2001. Operating earnings exclude special items, after-tax, of $222 million including a restructuring charge of $217 million which was taken in the second quarter of 2002 related to the acquisition of Clarica Life Insurance Company (Clarica). Operating earnings per share of 59 cents were up 18 per cent from the 50 cents per share earned in the second quarter a year ago.

Second quarter earnings of 2002 included a charge of $7 million, or 1 cent per share, as a result of the new policy to expense stock options. Stock option costs will be recognized each quarter, going forward, and were not material for the first quarter of 2002. Revenues for the quarter were $5.9 billion, compared with $3.9 billion in the second quarter of 2001, an increase of 50 per cent. Assets under management were $368.6 billion at quarter end, an increase of 3.3 per cent compared with the $356.9 billion at the end of the first quarter of 2002, and an increase of 12.9 per cent relative to assets under management of $326.4 billion at June 30, 2001.

The reported return on equity was 2.8 per cent, down from 13.2 per cent in the first quarter of 2002. Operating return on tangible equity was 15.7 per cent for the quarter. Tangible equity is shareholders' equity less the portion of goodwill backed by equity capital.

FINANCIAL SUMMARY

Unaudited

	Quarterly Results			Six Month Results	
	2Q'02	1Q'02	2Q'01	2002	2001
Shareholders' Net Income ($mm)	71	256	212	327	414
Operating Earnings ($mm)[1]	293	256	212	549	414
Earnings Per Share ($)[1]	0.59	0.59	0.50	1.18	0.98
Revenues ($mm)	5,931	5,413	3,945	11,344	8,278
Return on Equity (%)	2.8	13.2	12.6	7.4	12.6
Return on Tangible Equity (%)[1]	15.7	16.6	12.9	16.2	12.9
Average Shares Outstanding (mm)	499.2	431.7	420.7	465.7	421.0

[1] 2Q'02 figures exclude special items of $222 million including a restructuring charge of $217 million related to the closing of the acquisition of Clarica

Sun Life Financial reported record operating earnings for the second quarter. Its diversified business portfolio joined with effective risk management have proven highly effective in coping with the challenging capital markets seen over the past few quarters. Also, as part of Sun Life Financial's commitment to good corporate governance, it has implemented a policy of expensing the cost of stock options in current earnings.

Sun Life Financial completed the first half of 2002 with significant operational progress being achieved on many fronts. With the closing of the historic combination with Clarica in late May, Sun Life Financial's integration task forces are hard at work implementing the operating plans developed through the winter and spring. Meanwhile, the integration of last year's acquisition of Keyport Life Insurance Company (Keyport) is virtually complete and has met or exceeded its key performance milestones.

Second quarter earnings were impacted by several special items, the biggest of which was the restructuring charge incurred by Sun Life Assurance Company of Canada (Sun Life Assurance) for the Clarica acquisition of $217 million, after-tax, which includes a charge for re-commissioning the Sun Life Assurance field force. Earnings for the quarter also absorbed higher than usual credit charges of $45 million, after-tax, reflecting the current weakness in the telecommunications sector of the U.S. bond market.

FINANCIAL REVIEW

All amounts reported include Clarica for the month of June subsequent to being acquired by Sun Life Financial on May 29, 2002.

Assets Under Management

At June 30, 2002, assets under management were $368.6 billion, an increase of $11.7 billion or 3.3 per cent relative to the $356.9 billion at March 31, 2002. The increase in assets under management was driven by the acquisition of Clarica, which added $49.8 billion of assets at June 2002. This increase was partially offset by market value declines of $29.3 billion in mutual, managed and segregated funds and the reduction of $13.0 billion due to currency fluctuations, reflecting the strengthening of the Canadian dollar against the U.S. currency.

Assets under management increased by $42.2 billion or 12.9 per cent relative to the $326.4 billion at June 30, 2001. In addition to the $49.8 billion from the Clarica transaction, the Keyport Life Insurance Company (Keyport) acquisition added $29.6 billion to assets under management and net sales of mutual, managed and segregated funds added $16.8 billion. These increases were partially offset by market value declines of $48.3 billion in mutual, managed and segregated funds and the sales, in the fourth quarter of 2001, of Sun Bank plc and SLC Asset Management Limited, which had combined assets under management of $8.1 billion at June 30, 2001.

Revenue

Total revenue in the second quarter was $5.9 billion, an increase of $2.0 billion, or 50 per cent, compared to the $3.9 billion recorded in the quarter ending June 30, 2001. Revenues in the second quarter of 2002 included $1.2 billion from Keyport and $521 million from Clarica. Revenues year-to-date of $11.3 billion were up $3.1 billion from a year ago and in 2002 included Keyport revenues of $2.8 billion and revenues from Clarica of $521 million.

Annuity premiums increased by $1.3 billion in the second quarter of 2002 relative to the second quarter of 2001, including Keyport premiums of $982 million, Clarica premiums of $115 million in 2002 and higher premiums from U.S. investment products partially offset by declines in other U.S. annuity operations. Life and health insurance premiums increased by $408 million in the second quarter of 2002 over the second quarter in 2001, including $254 million from Clarica, higher life premiums, primarily in Asia and U.S. Operations, and an increase in Group Health premiums in all operations.

Investment income increased by $225 million in the second quarter of 2002 compared to the second quarter of 2001. The increase included $203 million from Keyport and $128 million from Clarica, which more than offset the reduction occurring from the U.K. companies sold in the fourth quarter of 2001.

The addition of $47 million in fee income from Keyport and Clarica in the second quarter of 2002 served to offset declines in other areas, which were lower due to declines in the equity markets.

Special Items

Shareholder net income in the second quarter was impacted by $222 million of special items. The special items included a $217 million, after-tax, restructuring charge related to the acquisition of Clarica, and $45 million, after-tax, of higher than normal loan loss provisions. Offsetting the restructuring charges and loan loss provisions were $29 million of favourable tax settlements and $11 million of other favourable special items.

Net income excluding special items, or operating earnings, is a non-GAAP measure and does not have any standardized meaning under GAAP. Operating earnings are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers.

Q2 2002 SPECIAL ITEMS

	($mm)	Cents per share
Earnings before stock options	300	60
Stock Options	(7)	(1)
Operating Earnings	293	59
Special items		
Restructuring Charges (Clarica acquisition)	(217)	(44)
Additional Loan Loss Provisions	(45)	(9)
Tax Settlements	29	6
Miscellaneous	11	2
Total Special Items	(222)	(45)
Reported Shareholder Earnings	71	14

The restructuring charges related to the Clarica acquisition of $217 million, after-tax, included a re-commissioning expense of $66 million, which represents the estimated present value of future commission payments required to facilitate the transition of certain members of the Sun Life Financial sales force to the Clarica compensation system.

Earnings

Earnings attributable to shareholders, before special items, for the second quarter were $293 million, up $81 million, or 38 per cent from $212 million in the second quarter of 2001. In accordance with new accounting standards, earnings are no longer reduced for the amortization of goodwill in 2002. The goodwill amortization included in second quarter 2001 earnings was $5 million. Second quarter earnings of 2002 also included a charge, for the first time, of $7 million related to the cost of stock options. Total operating earnings, which include earnings attributable to policyholders, were $294 million, an increase of $83 million, or 39 per cent, as compared to the $211 million earned in the second quarter of 2001.

Year-to-date shareholder operating earnings of $549 million were up $135 million or 33 per cent from the $414 million earned in the first six months of 2001. Earnings for the first half of 2002 included Keyport earnings of $64 million, net of financing costs. Earnings for Clarica were $35 million. Year-to-date earnings in 2001 included $9 million in amortization of goodwill.

Cash Flows

Net cash inflows in the second quarter of 2002 were $2.6 billion, compared to $20 million in the second quarter of 2001. At June 30, 2002, cash, cash equivalents and short-term investments were $7.0 billion compared to $4.3 billion a year earlier and $4.1 billion at March 31, 2002. Compared to the second quarter of 2001, the increase of $245 million in net cash provided by operating activities and the increase of $1.3 billion in net cash provided by investing activities in the second quarter of 2002 resulted primarily from the acquisitions of Clarica and Keyport. The increase of $922 million in net cash provided by financing activities was related to the issue of $800 million of subordinated debentures and the issue of $200 million of Sun Life ExchangEable Capital Securities - Series B in the second quarter of 2002. Year-to-date net cash flows were $2.6 billion compared to $55 million in 2001. The increase was primarily the result of the acquisitions of Clarica and Keyport.

Balance Sheet Changes

Total general fund assets of $117.9 billion at June 30, 2002 were $36.4 billion higher than the March 31, 2002 balance of $81.5 billion. The Clarica acquisition on May 29, 2002 added $37.4 billion to general fund assets at June 30, 2002. This increase was partially offset by the strengthening of the Canadian dollar against the U.S. currency. This fluctuation in currency rates reduced June 30, 2002 assets by $2.8 billion, compared to March 31, 2002 levels.

Total general fund assets of $117.9 billion at the end of the second quarter 2002 were up $62.3 billion from the levels at the end of the second quarter of 2001 due to the acquisition of Clarica in May 2002, which contributed $37.4 billion to June 2002 general fund asset levels and the acquisition of Keyport in October 2001, which added $25.7 billion. These increases were partially offset by a reduction in assets due to the sale of Sun Bank plc and SLC Asset Management Limited, during the fourth quarter of 2001, which contributed $2.7 billion to 2001 general fund asset balances. Currency fluctuations increased June 2002 general fund assets by $566 million compared to June 2001.

As a result of the Clarica acquisition the balance of goodwill increased by $3.6 billion from a balance of $2.1 billion at December 31, 2001 to $5.7 billion at June 30, 2002.

Shareholders' Equity

Shareholders' equity was $13.9 billion at June 30, 2002, an increase of $6.1 billion from March 31, 2002. The increase in shareholders' equity resulting from the acquisition of Clarica was $6.3 billion. Second quarter shareholders' net income, before stock option costs, contributed $78 million, which was offset by dividend payments of $61 million in the quarter. Shareholders' equity was further reduced by $299 million of currency adjustments primarily due to the stronger Canadian dollar relative to the U.S. dollar.

Return on equity (ROE) for the second quarter of 2002 was 2.8 per cent, compared to a return of 13.2 per cent in the first quarter of 2002. The decline in ROE was the result of the increase in equity due to the goodwill and intangibles arising from the Clarica transaction. Shareholders' equity and ROE of 12.6 per cent for the second quarter of 2001 have been restated due to a reduction of $206 million to equity related to the adoption of new Canadian actuarial standards in the fourth quarter of 2001.

PERFORMANCE BY OPERATING UNIT

Canadian Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	1,323	982	997	896	932	2,305	1,962
Net Income ($mm)	94	61	57	51	55	155	104
ROE (%)	12.3	20.0	18.6	16.5	17.6	14.5	15.2
Return on Tangible Equity (%)	18.5	20.8	19.4	17.2	18.3	19.4	15.8

In the second quarter of 2002, Canadian Operations earned $94 million, an increase of $39 million, or 71 per cent, over the $55 million earned in the second quarter of 2001. Clarica operations contributed $32 million to results for the month of June, subsequent to being acquired by Sun Life Financial on May 29, 2002.

Year-to-date earnings in 2002 were $155 million, an increase of $51 million compared to the $104 million earned in the same period in 2001. In Canada, earnings from existing Sun Life Financial operations increased $19 million, or 18 per cent, including favourable mortality and morbidity which contributed $14 million to Group Benefits earnings, and expense containment at Spectrum and in the annuity lines.

ROE for the second quarter of 2002 declined to 12.3 per cent primarily due to the addition of $4.5 billion of intangibles and goodwill related to the acquisition of Clarica. Return on tangible equity was 18.5 per cent for the quarter.

	NET INCOME/(LOSS)						
	Quarterly Results					Six Month Results	
($mm)	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Retail Insurance	23	11	14	7	8	34	18
Group Benefits	29	23	23	23	23	52	35
Reinsurance	7					7	
Group Retirement Services	13	8	6	9	12	21	23
Retail & Other Wealth Management	21	11	20	9	6	32	16
Investment Portfolio & Other	1	8	(6)	3	6	9	12
Total	94	61	57	51	55	155	104

- Retail Insurance reported earnings of $23 million for the current quarter, an increase of $15 million from the second quarter of 2001, and an increase of $12 million over the first quarter of 2002. Clarica's contribution to Canadian Retail Insurance was $16 million. The Independent Career Advisor ("ICA") field force sales power grew to 4,096 advisors.

- Group Benefits earnings of $29 million were $6 million higher than the second quarter of 2001, driven by favourable mortality and morbidity experience. Clarica's contribution to Group Benefits was $4 million.

- Group Retirement Services earned $13 million in the second quarter of 2002, an increase of $1 million over the second quarter of 2001 and $5 million higher than first quarter 2002 despite adverse investment market conditions. Spread on fee business was strong due to a shift in pricing to member-based fees. The Guaranteed Investment Contracts (GIC) block continued to generate strong spreads. Clarica contributed $3 million to the Group Retirement Services line in the second quarter of 2002.

- Retail & Other Wealth Management earned $21 million in the second quarter of 2002, compared to $6 million in the second quarter of 2001, an increase of $15 million. Clarica operations contributed $7 million. Expense containment at Spectrum and in the annuity lines contributed to improved earnings. Individual segregated fund sales were strong considering the market conditions.

United States Annuity and Insurance Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	3,370	3,314	2,507	1,528	1,755	6,684	3,776
Net Income ($mm)	75	98	90	55	27	173	77
ROE (%)	6.1	8.7	10.6	15.1	7.7	7.2	11.4
Return on Tangible Equity (%)	8.7	12.9	14.9	15.1	7.7	10.3	11.4

U.S. Annuity and Insurance Operations earned $75 million in the second quarter of 2002, compared to $27 million in the second quarter of 2001, an increase of $48 million, or 178 per cent. Keyport earnings, before related financing charges, contributed $68 million of the increase which was partially offset by higher than normal net loan loss provisions of $45 million, primarily in the telecommunications bond portfolio.

Earnings of $173 million for the first six months of 2002 were up $96 million, from earnings of $77 million for the comparable period a year ago. A contribution of $116 million from Keyport in 2002 and improved earnings in Individual Life and Group Life were offset by losses in the Investment Portfolio & Other line of business related to the telecommunications sector bond write-downs.

NET INCOME/(LOSS)

	Quarterly Results					Six Month Results	
($mm)	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Retirement Products & Services	80	63	35	15	1	143	14
Individual Life	26	32	25	33	25	58	48
Group Life & Health	12	12	14	11	10	24	16
Investment Portfolio & Other	(43)	(9)	16	(4)	(9)	(52)	(1)
Total	75	98	90	55	27	173	77

- Retirement Products & Services reported earnings of $80 million, an increase of $79 million compared to the $1 million earned in the second quarter of 2001. Keyport's earnings of $68 million and increased distribution income contributed to the improved earnings and helped offset lower revenues in fee-based businesses resulting from the impact of declines in U.S. equity markets.

- Individual Life earned $26 million or $23 million excluding the Clarica (U.S.) contribution of $3 million. These earnings of $23 million were $2 million less than the $25 million earned in the second quarter of 2001. The decrease resulted from higher mortality and operating expenses partially offset by higher investment income.

- Group Life & Health earned $12 million, $2 million higher than the $10 million of earnings in the second quarter of 2001. Group Life earnings benefited from increased premiums and improved mortality, which offset a decrease in Group Health earnings, due to the impact of higher cancellations on renewal premiums.

- Investment Portfolio & Other losses of $43 million represented a $34 million decline relative to the loss of $9 million in the second quarter 2001. Earnings were impacted by $45 million of higher than normal net loan loss provisions arising from the telecommunications bond portfolio. The net cost, after-tax, of the hedge used to mitigate the impact on earnings resulting from market movements, declined to $4 million from $12 million in the second quarter of 2001. This cost reduction resulted from the recognition of $7 million of intrinsic value, after-tax, in the current quarter.

MFS Investment Management

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	538	543	542	541	587	1,081	1,190
Net Income ($mm)	58	47	50	58	65	105	123
ROE (%)	59.4	44.3	47.0	60.4	75.8	51.6	76.2
Average Net Assets (C$B)	204	216	210	207	221	210	221

MFS had net income of $58 million for the second quarter, a decrease of $7 million, or 11 per cent from the $65 million earned in the second quarter of 2001. Average net assets ("ANA") were $204 billion in the second quarter of 2002, a decline of $17 billion, or 7.7 per cent relative to the second quarter of 2001. Largely as a result of this decline in ANA, revenues for the quarter declined by $49 million,or 8.3 per cent, relative to revenues in 2001's second quarter.

Earnings increased by $11 million or 23 per cent as compared to earnings in the first quarter of 2002. Over the same period revenues declined $5 million from the first to the second quarter, despite a decline of $12 billion in ANA, due to the ameliorating effect of three additional days for which fees were collected in the second quarter. These additional days added approximately $6 million to revenues. The $12 billion decline in ANA during the second quarter was adversely impacted by $4.6 billion as a result of the strengthening of the Canadian dollar relative to the U.S. dollar. In U.S. dollar terms, the decline in ANA was US$4 billion, representing a decline of 3 per cent as ANA fell to US$131 billion in the second quarter of 2002, relative to US$135 billion for the first quarter.

Second quarter earnings were strengthened by an expense decline of $13 million relative to first quarter 2002 expense levels. Contributing to this expense reduction were continuing expense controls and a decline in acquisition costs reflecting the decline in new sales relative to the first quarter. In addition, first quarter expenses had been adversely affected by a seasonal factor increasing payroll tax expense.

Earnings of $105 million for the six months ended June 30, 2002 were down $18 million from comparable 2001 levels of $123 million. Lower revenues due to reduced ANA and lower sales were only partially offset by reduced operating expenses and dealer commissions.

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Assets Under Management (C$B)	187	221	220	194	222	187	222
Net New Sales (C$B)	1.7	4.6	2.3	3.9	7.8	6.3	20.2
Market/Currency Movement (C$B)	(35.8)	(3.2)	23.8	(31.7)	3.6	(39.0)	(21.2)

- Continued positive net flows in institutional products and managed accounts more than offset weakness in domestic retail mutual funds and annuities.
- #10 ranking by size among U.S. mutual fund companies with US$71.3 billion in long-term mutual fund assets under management (June 30, 2002).

- MFS has 18 funds representing 46 per cent of domestic retail mutual funds assets with overall Morningstar ratings of 4 or 5 stars (June 30, 2002).
- Based on Lipper data, 65 per cent of MFS' equity funds and 90 per cent of fixed income funds were in the top two quartiles for three-year performance through June 30, 2002.

MFS has been selected by the state of Oregon to manage the state's new national 529 college savings plan.

United Kingdom Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Net Income ($mm)	66	42	54	37	50	108	89
ROE (%)	32.7	20.1	19.9	12.2	17.5	26.6	15.8

Earnings for the U.K. Operations were $66 million in the second quarter of 2002, an increase of $16 million relative to earnings of $50 million in the second quarter of 2001. Results for 2001's second quarter included $8 million of earnings from Sun Bank plc and SLC Asset Management Limited, which were sold in late 2001. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $24 million, or 48 per cent in 2002's second quarter.

The improved earnings picture reflects: (1) the impact of exiting the direct sales force business in early 2001; (2) lower costs associated with the U.K. restructuring initiative; and (3) stronger earnings from the group benefits operations of $9 million over the second quarter of 2001 reflecting improved claims experience.

Relative to the first quarter of 2002, earnings for the second quarter of 2002 increased by $24 million. Second quarter earnings of Sun Life Financial's ongoing group benefits operations in the U.K. improved by $6 million over the first quarter of 2002 reflecting improved claims experience in the group life business. Earnings for the individual insurance operations increased by $18 million over the first quarter of 2002 primarily due to a $22 million release of tax contingencies to reflect a settlement of prior years' outstanding tax issues with Inland Revenue in the U.K.

U.K. Operations year-to-date 2002 earnings were $108 million, an increase of $19 million over year-to-date earnings in 2001. The year-to-date results for 2001 included $18 million of earnings from Sun Bank plc and SLC Asset Management Limited. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $37 million. The earnings improvement reflects the impact of exiting the direct sales force business in 2001, which eliminated new business acquisition costs and lowered operating expenses, and lower costs associated with the U.K. restructuring initiative. Year-to-date earnings of the group benefits operations in the U.K. improved by $10 million over year-to-date 2001 reflecting improved claims experience.

Asian Operations

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Revenues ($mm)	185	123	148	107	106	308	209
Philippine Operations	9	9	18	4	12	18	18
Other Asian Operations	(5)	(7)	(19)	(1)	(2)	(12)	-
Net Income/(Loss) ($mm)	4	2	(1)	3	10	6	18
ROE (%)	3.3	1.6	n/a	2.5	8.6	2.4	8.1
Return on Tangible Equity (%)	3.5	1.7	n/a	2.6	9.0	2.5	8.5

Revenues, due to strong sales results, continue to show significant growth in 2002 compared to 2001.

Earnings for Asia for the second quarter of 2002 were $4 million, a decrease of $6 million compared to earnings of $10 million in the same quarter of 2001. Philippine earnings for the second quarter of 2002 were $3 million below the comparable period in 2001 due to favourable, expense-driven, actuarial changes in 2001. Hong Kong earnings in the second quarter of 2002 were $3 million below second quarter 2001 as success in growing the business has led to increased new business strain. The joint venture in China launched operations early in the second quarter and has produced strong sales.

Asian Operation earnings of $6 million for the six months ended June 30, 2002 were down $12 million from the comparable period in 2001. The decrease arose due to the aforementioned new business strain in Hong Kong and continued investment in early-stage Asian markets.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Sun Life Financial's other operating units.

	Quarterly Results					Six Month Results	
	2Q'02	1Q'02	4Q'01	3Q'01	2Q'01	2002	2001
Net Income/(Loss) ($mm)	(226)	6	3	11	5	(220)	3
ROE (%)	n/a	26.4	1.0	2.1	1.0	n/a	0.6
Return on Tangible Equity (%)	n/a	105.9	1.1	2.2	1.0	n/a	0.6

Corporate Capital reported a loss of $226 million in the second quarter of 2002 compared to earnings of $5 million in the comparable period a year earlier. The reduction of $231 million was primarily due to the $217 million, after-tax, restructuring costs arising from the acquisition of Clarica. An expense of $7 million related to the cost of stock options was recognized in earnings in the second quarter of 2002. Earnings were also impacted by reduced investment income on capital deployed and financing costs associated with the Keyport acquisition, which closed in the fourth quarter of 2001.

Corporate Capital year-to-date 2002 had losses of $220 million compared to the $3 million earned year-to-date 2001. The decline in earnings of $223 million was primarily due to the aforementioned Clarica restructuring charge and the cost recognized for stock options. Reduced investment income on capital redeployed and financing costs associated with the Keyport acquisition were largely offset by reduced operating expenses.

RECENT EVENTS

- On May 29, 2002, Sun Life Financial completed its acquisition of Clarica, following the approval from the Government of Canada.
- On July 25, 2002, Sun Life Financial completed the acquisition of a 31 per cent interest in C.I. Fund Management Inc. in exchange for its subsidiary companies, Spectrum Investment Management Limited and Clarica Diversico Ltd. Sun Life Financial now owns approximately 31% of CI.
- Sun Life Financial and IBM Canada Ltd. signed a contract for IBM to manage a portion of Sun Life Financial's information technology infrastructure for a seven year period.
- Sun Life Financial signed a letter of intent to form a strategic marketing and distribution alliance with Hub Financial Inc., the Canadian operating subsidiary of Hub International Limited, conditional upon the completion of a definitive agreement. Implementation is scheduled for October 1, 2002.
- Sun Life Assurance Company of Canada issued $800 million principal amount of subordinated debentures, in Canada.
- Sun Life Capital Trust issued $200 million of a second series of Sun Life ExchangEable Capital Securities (Series B SLEECS), in Canada.
- Sun Life Financial and its joint venture partner, China Everbright Group Limited, celebrated the official opening of its Tianjin life insurance operations on June 11, 2002.

OTHER MATTERS

Review of Risk Factors

The Company has an active risk management program, which includes monthly reporting to senior management to review changes in the Company's risk profile, and actions taken to identify, mitigate and manage risk. The Risk Review Committee of the Board meets four times a year to oversee the risk management activities. The risks to which the Company is exposed have not changed significantly from those identified in the 2001 Management's Discussion and Analysis, and programs remain in place to manage those risks. The significance of various risks has changed somewhat as a result of the acquisition and integration of Clarica and general economic and market conditions.

Outlook

Certain aspects of the Company's wealth management businesses are exposed to fluctuations in equity markets. To date, the Company's strategies in reaction to equity market declines have succeeded in maintaining consistent financial results. Further significant market declines could, however, have an adverse impact on future earnings.

The Company, as part of its general fund assets, holds $67 billion in bonds of which 96 per cent are investment grade. In the second quarter of 2002, the Company took pre-tax provisions of $115 million to reflect potential impairments in its bond holdings. Given the high percentage of investment grade holdings and the provisions taken to date the Company is well positioned overall, however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an on-going basis.

On May 29, 2002, Sun Life Financial completed the acquisition of Clarica. The addition of Clarica will increase the percentage of earnings from the protection business lines, which are less exposed to changes in equity markets.

Changes in Accounting Policy

In the second quarter of 2002, the Company changed its accounting policy for stock options from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Since the consolidated financial statements of the first quarter of 2002 were not materially impacted by this change in accounting policy, they will not be restated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

News Release


Sun
Life Financial

SUN LIFE FINANCIAL DECLARES SHAREHOLDER DIVIDEND

(TORONTO, July 31, 2002) – The Board of Directors of Sun Life Financial Services of Canada Inc. (NYSE, TSX: "SLC") today announced a shareholder dividend of $0.14 per share on common shares of the Corporation, payable Sept. 30, 2002, to shareholders of record at close of business on Aug. 27, 2002.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2002, the Sun Life Financial group of companies has total assets under management of CDN $368.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

- 30 -

NOTE TO EDITORS: All figures shown in Canadian dollars.

Media contacts:
John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact:
Thomas Rice
416-204-8163

Shareholder Inquiries contact:
Jo-Anne Archibald
416-979-4108

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)



Date: **July 31, 2002**

By: ______________________
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer

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